Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

September 23, 2016

VIA EDGAR TRANSMISSION

Ms. Debbie Skeens
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Snow Capital Dividend Plus Fund (S000055219)

Dear Ms. Skeens:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of August 26, 2016 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 566 to its registration statement, filed on behalf of its series, the Snow Capital Dividend Plus Fund (the “Fund”).  PEA No. 566 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on July 15, 2016, for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.	The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

General Comments

1.	Staff Comment: The Staff notes that the Fund is the accounting successor to the then-existing Snow Capital Dividend Plus Fund, a series of 360 Funds (the “Predecessor Fund”), as a result of the reorganization of the Predecessor Fund into the Fund (the “Transaction”). Please confirm the Fund will not use this registration statement prior to the consummation of the Transaction.

Response:  The Trust responds by supplementally confirming the Fund will not use the registration statement prior to the consummation of the Transaction.

2.	Staff Comment: The Staff notes a corresponding proxy statement has not been filed to solicit shareholder approval of the Transaction. Please explain supplementally why shareholder approval is not required in connection with the Transaction.

Response:  The Trust responds by supplementally confirming the sole shareholder of the Predecessor Fund is Snow Capital Management L.P. (the “Adviser”) and the Adviser will provide its unanimous written consent approving, among other things, the Agreement and Plan of Reorganization in connection with the Transaction.

3.	Staff Comment: Please confirm supplementally all missing information will be included in the registration statement filed pursuant to Rule 485(b), and that any material changes made to the preliminary registration statement will be filed with the SEC pursuant to Rule 485(a).

Response:  The Trust responds by supplementally confirming all missing information will be included in the registration statement filed pursuant to Rule 485B.  The Trust further confirms that any material changes to the registration statement will be filed with the SEC pursuant to Rule 485(a).

Prospectus – Summary Section

4.	Staff Comment: The Staff notes the “Fees and Expenses of the Fund” table includes sub-captions for “Dividends on Securities Sold Short” and “Interest Expense”. If short selling is a principal strategy of the Fund, please add corresponding strategy and risk disclosure to the Summary Section and Item 9. Please also confirm that, if short selling is a principal strategy, the Fund will include the cost of brokerage commissions in the sub-caption.

Response:  The Trust responds by supplementally stating that short selling is not a principal strategy of the Fund and removing the related sub-captions from the “Fees and Expenses of the Fund” table.

5.	Staff Comment: The Staff notes the Fund includes “Exchange-Traded Funds Risk” disclosure in Item 9 of the Prospectus. If investments in ETFs are a principal strategy, please add corresponding strategy and risk disclosure to the Summary Section. If investments in ETFs are not a principal strategy, please supplementally explain why the Fees and Expenses of the Fund table includes a caption for acquired fund fees and expenses (“AFFE”).

Response:  The Trust responds supplementally confirming investments in ETFs is not a principal strategy of the Fund, and removing “Exchange-Traded Funds Risk” disclosure from Item 9 of the Prospectus.  The Trust further responds by supplementally explaining it will only include a separate caption for AFFE if AFFE exceeds 0.01%, which may occur, depending on the extent the Fund invests in money market mutual funds to manage its cash position.

6.	Staff Comment: The narrative immediately preceding the expense example notes the estimated expenses for the time periods indicated assumes a shareholder redeems all of his or her shares at the end of those periods. If accurate, please revise the disclosure to note that the expense example reflects the Fund’s estimated expenses “whether you hold or redeem your shares at the end of each period.”

Response:  The Trust responds by explaining while shareholders who redeem Class A shares within 12 months of purchase may incur a 0.50% deferred sales charge, the deferred sales charge only applies to purchases of $1,000,000 or more.  Because the example contemplates a $10,000 investment, the deferred sales charge was not a factor in the calculation of shareholders’ costs at the end of the specified periods.  As a result, the Trust respectfully declines to make the suggested revision, as the narrative discussion of the expense example tracks Item 3 of Form N-1A.

Prospectus – Summary Section – Principal Investment Strategies

7.	Staff Comment: With respect to the Fund’s investments in options, please specify the types of options in which the Fund may invest, and state whether the use of options will be for hedging purposes or to enhance returns. The Staff also notes disclosure in the SAI implies the Fund may include options in the calculation for purposes of meeting the Fund’s policy of investing at least 80% of its net assets in equity securities that pay a dividend and are within the market capitalization range of the Russell 1000® Value Index. If so, please supplementally confirm options will be valued at market value and not notional value for purposes of meeting this 80% policy.

Response:  The Trust responds by supplementally confirming that options will not be included in the Fund’s calculation for meeting its policy of investing at least 80% of its net assets in equity securities that pay a dividend and are within the market capitalization range of the Russell 1000® Value Index.

8.	Staff Comment: The Staff notes the summary risk disclosure related to options also includes futures risk. If investments in futures is not a principal risk of the Fund, please remove the disclosure from the Prospectus.

Response:  The Trust responds by supplementally stating that investments in futures is not a principal strategy of the Fund and by removing any applicable risk disclosure.

9.	Staff Comment: Please consider whether disclosure regarding the Fund’s investments in derivatives instruments included in the discussion of principal investment strategies and principal risks conforms to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response:  The Trust believes that disclosure included in the Prospectus appropriately conveys to shareholders the Fund’s principal investment strategies with respect to the use of derivatives as well as the risks related to these investments.  Therefore, the Trust does not believe it is necessary to make any revisions associated with this comment.

10.	Staff Comment: With respect to the Fund’s investments in convertible bonds, please confirm supplementally whether the Fund will invest in contingent convertible bonds.

Response:  The Trust responds by supplementally confirming the Fund will not invest in contingent convertible bonds.

11.	Staff Comment: With respect to the Fund’s investments in foreign equity securities, please consider revising the disclosure to clarify whether the foreign equity securities will be in non-U.S. dollar denominated securities. Please also revise the disclosure to clarify the types investments the Fund may use for its indirect investments in foreign equity securities.

Response:  The Trust responds by revising the applicable disclosure as follows (changes shown in underline):

“The Fund may have up to 25% of its net assets invested ~~directly or indirectly~~ in foreign equity securities (including issuers domiciled in emerging markets), which may be denominated in foreign currencies.  The Fund’s investments in securities of foreign companies may include American depositary receipts (“ADRs”) and European depositary receipts (“EDRs”).”

Prospectus – Summary Section – Principal Risks

12.	Staff Comment: If the Fund is advised by or sold through an insured depositary institution, please add the disclosure required by Item 4(b)(iii) of Form N-1A.

Response:  The Trust responds by supplementally confirming the Fund is neither advised by nor sold through an insured depositary institution.

13.	Staff Comment: Please add risk disclosure associated with investments in convertible bonds to both the summary section and Item 9.

Response:  The Trust responds by adding the following risk factor to the summary section of the prospectus:

•	“Convertible Securities Risk. The market value of a convertible security will perform the same as a regular fixed income security; that is, if market interest rates rise, the value of the convertible security falls. In the event of a liquidation of the issuing company, holders of convertible securities generally would be paid after the company’s creditors but before the company’s common shareholders. Consequently, an issuer’s convertible securities generally may be viewed as having more risk than its debt securities but less risk than its common stock.”

The Trust further responds by adding the following risk factor to Item 9 of the prospectus:

“Convertible Securities Risk.  A convertible security is a fixed income security that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer.  Convertible securities are senior to common stock in an issuer’s capital structure, but are subordinated to any senior debt securities.  While providing a fixed income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security’s underlying common stock.”

14.	Staff Comment: Please review the risk factors so that the disclosure does not conflict with the discussion of the Fund’s principal investment strategies.

Response:  The Trust responds by supplementally confirming it has reviewed the risk factors for continuity with the disclosure of the Fund’s principal investment strategies and made applicable changes to remove and/or revise any conflicting disclosure.

15.	Staff Comment: The Fund includes “Business and Sector Risk” but does not include any discussion related to industry concentration. If the Fund does intend to concentrate in any particular industry or group of industries, please include applicable disclosure in the discussion of the Fund’s principal investment strategies.

Response:  The Trust responds by supplementally confirming the Fund does not intend to concentrate its investments in any one industry or group of industries.  Accordingly, the Trust has removed the risk factor “Business and Sector Risk” from the prospectus.

Prospectus – Summary Section – Performance

16.	Staff Comment: Please revise the narrative discussion immediately preceding the bar chart to clarify the performance shown represents the performance of the Class I shares of the Predecessor Fund.

Response:  The Trust responds by making the requested revision.

17.	Staff Comment: Please supplementally confirm the selection of the Predecessor Fund’s Class I shares for the performance presentation is consistent with Instructions 3(a) and 3(c) to Item 4(b)(2) of Form N-1A.

Response:  The Trust responds by supplementally confirming the selection of the Predecessor Fund’s Class I shares for the performance presentation is consistent with Instructions 3(a) and 3(c) to Item 4(b)(2) of Form N-1A.

18.	Staff Comment: Please consider revising the narrative disclosure to clarify whether the expenses of the Fund are different from the expenses of the Predecessor Fund. If so, please revise the disclosure to state that if the expenses of the Fund were the same as the Predecessor Fund, returns would have been different.

Response:  The Trust responds by supplementally confirming the Fund is subject to the same expense structure as the Predecessor Fund.  Accordingly, the Trust respectfully declines to make any revisions associated with this comment.

19.	Staff Comment: The Staff notes the performance of Class A shares of the Predecessor Fund must be adjusted to reflect the maximum sales load of the Fund. If the maximum sales load of the Fund is the same as the Predecessor Fund, please confirm supplementally.

Response:  The Trust responds by supplementally confirming the maximum sales load for Class A shares of the Fund is the same as the maximum sales load for the Class A shares of the Predecessor Fund.

20.	Staff Comment: Please revise the narrative disclosure following the performance table to clarify after-tax returns for Class A shares will vary “due to differences in expenses.”

Response:  The Trust responds by making the requested revision.

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

21.	Staff Comment: As a general comment, please revise the discussion of the Fund’s principal investment strategies to include additional detail on the types of investments in which the Fund may invest, as indicated by the principal risks of investing in the Fund.

Response:  The Trust responds by supplementally confirming it has reviewed the discussion of the Fund’s principal investment strategies and risk factors for continuity and made applicable changes to remove and/or revise any conflicting disclosure.

22.	Staff Comment: The Fund discloses it will not make any change to its investment policy of investing at least 80% of its assets in investments suggested by the Fund’s name “without first changing the Fund’s name”. Please explain supplementally why the Fund includes this disclosure, as changing the Fund’s name would nonetheless be required under Rule 35d-1. If based on a prior Staff comment, please so note.

Response:  The Trust responds by respectfully declining to make any changes with respect to this comment.  While the Trust agrees with the Staff that a change to the Fund’s investment policy of investing at least 80% of net assets in investments suggested by the Fund’s name would require the Fund to first change its name, the Trust believes the disclosure is informative for shareholders

23.	Staff Comment: Please review the principal risks of investing in the Fund for consistency with the discussion of the Fund’s principal investment strategies.

Response:  The Trust responds by supplementally confirming it has reviewed the principal risks of investing in the Fund with the Fund’s principal investment strategies for consistency and made applicable changes to remove and/or revise any conflicting disclosure.

24.	Staff Comment: The risk factor related to foreign securities indicates the Fund may invest in American depositary receipts (“ADRs”) and European depositary receipts (“EDRs”). If the Fund will invest in ADRs and EDRs as a principal investment strategy, please add corresponding disclosure to the discussion of the Fund’s principal investment strategy.

Response:  The Trust responds by adding the following disclosure to the discussion of the Fund’s principal investment strategies:

“In addition to investing in foreign securities that are traded on foreign exchanges, the Fund may also invest in ADRs and EDRs that are publicly traded on a U.S. exchange.  ADRs are certificates evidencing ownership of shares of a foreign-based issuer held by a U.S. bank or similar financial institution as depository.”

25.	Staff Comment: The Fund discloses Exchange-Traded Funds (“ETF”) Risk as a principal risk of the Fund. If the Fund will invest in ETFs as principal investment strategy, please add corresponding disclosure to the discussion of the Fund’s principal investment strategies.

Response:  The Trust responds by removing the risk disclosure related to ETFs.

Prospectus – Management of the Fund – The Adviser – Fund Expenses

26.	Staff Comment: Please revise the disclosure related to the operating expense limitation agreement to clarify that the Adviser may request reimbursement of management fee waivers and/or expense payments made in the prior three fiscal years “if such reimbursements will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the waiver; or (2) the expense limitation in place at the time of the recoupment.”

Response:  The Trust responds by noting that the suggested disclosure is already included in the Fund Expenses subsection.

Prospectus – Shareholder Information – Choosing a Share Class

27.	Staff Comment: Please consider revising the first paragraph under the caption “Choosing a Share Class” to clarify that Institutional Class shares of the Fund are not subject to a sales charge.

Response:  The Trust responds by revising the disclosure as follows (changes shown in underline):

“The Fund offers Class A shares and Institutional Class shares in this Prospectus.  The different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and may have different share prices as outlined below.  You should always discuss the suitability of your investment with your financial intermediary or financial advisor.”

Prospectus – Financial Highlights

28.	Staff Comment: Please supplementally confirm the consent of the independent registered public accounting firm for the Predecessor Fund will be filed by amendment.

Response:  The Trust responds by supplementally confirming the consent of the independent registered public accounting firm for the Predecessor Fund will be filed by amendment.

SAI

29.	Staff Comment: Confirm supplementally whether the Fund will invest in inverse ETFs as part of its principal investment strategies. If the Fund intends to invest in inverse ETFs as a principal strategy, please add corresponding disclosure to the Summary Section and Item 9 of the Prospectus and including the following risk disclosure:

“Because of mathematical compounding, and because inverse/leverage ETFs have a single day investment objective to track the performance of a multiple of an index, the performance of an inverse/leveraged ETF for periods greater than a single day is likely to be either greater than or less than the actual multiple of the index even before accounting for the ETF fees and expenses compounding will cause longer term results to vary significantly from the stated multiple of the index particularly during periods of higher index volatility.”

Response:  The Trust responds by supplementally confirming the Fund does not intend to invest in inverse ETFs as a principal investment strategy.

30.	Staff Comment: With respect to inverse ETFs, whether or not a principal investment strategy, please add risk disclosure related to market price variance.

Response:  The Trust responds by adding the following disclosure to the discussion of risks related to inverse ETFs:

“As a result of market price variance risk, it is possible that the price the Fund pays to invest in an inverse ETF is not truly reflective of the true value of such ETF.”

31.
Staff Comment:  With respect to the Fund’s investments in mortgage-backed securities (“MBS”) and asset-backed securities (“ABS”), please explain supplementally the extent to which the Fund will invest in pooled investment vehicles that rely on an exemption from the definition of “investment company” under either Section 3(c)(1) or Section 3(c)(7) under the 1940 Act.  In your response, please include whether the Fund has a limit on its investments in such pooled investment vehicles, and, if so, please state the limit.  Please also disclose whether the Fund considers such investments to be liquid.  If so, please provide the legal basis for why the Fund considers such investments to be liquid.

Response:  The Trust responds by supplementally explaining it does not intend to invest in MBSs or ABSs through pooled investment vehicles that rely on an exemption from the definition of “investment company” under either Section 3(c)(1) or Section 3(c)(7) under the 1940 Act.

32.	Staff Comment: Please revise Fundamental Investment Restriction 3 to clarify the Fund’s policy on industry concentration applies to securities of issuers in any one industry or “group of industries”.

Response:  The Trust responds by respectfully declining to make the suggested revision, as the Trust submits Investment Restriction 3 is consistent with Section 8(b)(1)(E) of the 1940 Act and Instruction 4 to Item 9(b)(1) of Form N-1A.  The Fund does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, the Fund’s policy with respect to concentration of investments, as disclosed in the SAI, states that the Fund will not concentrate its investments in “any one industry.”  Neither Section 8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) of Form N-1A, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries.

33.	Staff Comment: Please remove the highlighted text related to the number of times the Board’s Audit, Nominating and Valuation Committees met with respect to the Fund.

Response:  The Trust responds by removing the applicable disclosure.

34.	Staff Comment: Please revised the disclosure with respect to brokerage commissions paid for research services to clarify the commissions were paid by the Predecessor Fund.

Response:  The Trust responds by making the requested revision.

35.	Staff Comment: As required by Item 16(f)(2) of Form N-1A, please disclose any ongoing arrangements under which the Fund discloses its portfolio holdings information. With respect to such arrangements, please state the frequency and lag of such disclosure.

Response:  The Trust responds by supplementally stating the disclosure accurately discloses each ongoing arrangement in place with respect to the Fund’s disclosure of portfolio holdings information.

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If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers